Exhibit 99.1

Altamira Therapeutics Ltd.

Notice of the Special General Meeting of Shareholders

to be held on October 31, 2023 in Hamilton, Bermuda

Notice of the Special General Meeting of Shareholders of Altamira Therapeutics Ltd. (the “Company”) to be held on October 31, 2023

To the shareholders of Altamira Therapeutics Ltd.:

The Company’s special general meeting of shareholders (“Special General Meeting”) will be held at the following place and time:

Date: October 31, 2023, 8:30 am local Bermuda time

Place: Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda

Please note that in order to ensure the Company receives your votes, it is strongly recommended that shareholders cast their votes by proxy.

Agenda

1 Change in Denomination of Capital and Reduction of the Authorised and Issued Share Capital

To (i) change the currency denomination of the Company’s authorised share capital from CHF to US Dollars, at the exchange rate prevailing on such date as determined by the Board of Directors of the Company, with effect from such date as determined by the Board of Directors of the Company and with the Board of Directors of the Company being authorised to determine such effective date (the “Effective Date”); (ii) with effect from the Effective Date, reduce the issued share capital of the Company by reducing the par value of each common share in issue to USD 0.0001, and to credit the amount of the reduction to the contributed surplus account of the Company; and (iii) with effect from the Effective Date, to reduce the authorised share capital of the Company to USD 12,000 divided into 100,000,000 common shares of USD 0.0001 par value each and 20,000,000 preference shares of USD 0.0001 par value each, provided the Company satisfies the requirements of section 46(2) of the Companies Act 1981, as amended of Bermuda on the Effective Date.

Rationale: The Company intends to change its reporting currency from Swiss Francs to US Dollars as its common shares are publicly listed in the United States of America. In this context, it appears appropriate to change the denomination of capital accordingly from Swiss Francs to US Dollars and to reduce the par value per common share to a level commonly used by US listed companies. The Board recommends that the shareholders vote “FOR” the change in currency denomination, reduction of issued share capital and reduction of the authorised share capital. If not otherwise specified, proxies will be voted “FOR” this Proposal.

2 Other Business

To transact such other business as may properly come before the meeting, or any adjournment or postponement thereof.

The Board of Directors of the Company has fixed the close of business on September 29, 2023 as the record date for determination of shareholders on the Register of Members entitled to notice of, and to vote at, the Special General Meeting and any adjournment or postponement thereof. Only shareholders of record at the close of business on the record date are entitled to notice of, and to vote at, the Special General Meeting.

Supporting Documents: A copy of this Notice of the Special General Meeting is available for download in the “Investors” section of our website (www.altamiratherapeutics.com).

Hamilton, Bermuda, October 04, 2023

For the Board of Directors

// Thomas Meyer, Chairman and CEO

Organizational Matters

A.	Documentation

The documentation for the Special General Meeting is available for download in the “Investors” section of our website (www.altamiratherapeutics.com).

B.	Invitation and Attendance

Shareholders registered in the register of members maintained by our transfer agent, American Stock Transfer & Trust Company, LLC, at 4 pm EST on September 29, 2023 are entitled to receive notice of and vote at the Special General Meeting. On October 04, 2023, the mailing of the notice and proxy form will be initiated to all holders of record as at September 29, 2023.

If you wish to attend the Special General Meeting in person, you will be required to present the enclosed proxy form and a valid government issued proof of identification.

C.	Representation

Shareholders of record, who do not intend to attend the Special General Meeting in person, may grant a proxy in writing to another shareholder or other third party.

Proxies submitted by mail must be received by Vote Processing c/o Broadridge, 51 Mercedes Way, Edgewood NY 11717, USA, no later than 4 pm EST on October 27, 2023. Proxies received after such time will not be considered.

To vote electronically, go to proxyvote.com and follow the instructions. You will need a 16-digit control number that is included on your proxy form. Electronic instructions must be received no later than 11:59 pm EST on October 27, 2023.

Shareholders that have granted a proxy may not vote their shares at the Special General Meeting unless such proxy is revoked.

D.	Registration as a Shareholder with Voting Rights/No Trading Restrictions

Instructions on how a “street name” holder may become a holder of record are available in the “Investors” section of our website (www.altamiratherapeutics.com). Between 4 pm EST on September 29, 2023 and 4 pm EST on October 31, 2023 no shareholder will be registered as a shareholder of record in the Company’s register of members. American Stock Transfer & Trust Company, LLC will continue to register transfers of shares in the register of members in its capacity as transfer agent.

The registration of shareholders for voting purposes does not impact trading of Altamira Therapeutics shares held by registered shareholders before, during or after the Special General Meeting.

E.	“Street Name” Holders

“Street name” holders hold their shares through a bank, brokerage firm or other nominee. The record date for “street name” holders is September 29, 2023. “Street name” holders should follow the instructions provided by their bank, broker or nominee when voting their shares. “Street name” holders who wish to vote in person at the Special General Meeting must obtain a signed proxy from the organization that holds their shares entitling them to represent and vote the shares at the Special General Meeting. The proxy must be presented at the entrance together with a government issued proof of identification.

“Street name” holders who have not obtained a proxy from their broker or custodian are not entitled to vote in person or participate in the Special General Meeting.

F.	Presence Quorum Requirement

Our bye-laws provide that at any general meeting two or more persons present at the start of the meeting and representing in person or by proxy issued and outstanding voting shares in the Company shall form a quorum for the transaction of business.

G.	How many Votes you Have

On the proposal to be voted upon, you have one vote for each of our common shares that you owned on the record date.

H.	Required Vote

The proposal presented for approval shall be decided by the affirmative votes of a majority of the votes cast at the Special General Meeting, whether in person or by proxy.

I.	How Votes are Counted

For the proposal presented, you may vote “For”, “Against”, or “Abstain”. Votes that abstain and broker non-votes will neither be counted as a vote for or against the proposal.

A “broker non-vote” occurs when a broker, bank, or other nominee holding shares for a beneficial owner in street name does not vote on a particular proposal because it does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner of those shares, despite voting on at least one other proposal for which it does have discretionary authority or for which it has received instructions.

The question of whether a broker, bank, or other nominee will be able to vote your shares depends on whether the New York Stock Exchange (“NYSE”), deems the particular proposal to be a “routine” matter and how your broker, bank or other nominee exercises any discretion it may have in the voting of the shares that you beneficially own. Brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters.

For any proposal that is considered a “routine” matter, your broker or nominee may vote your shares in its discretion either for or against the proposal even in the absence of your instruction. For any proposal that is considered a “non-routine” matter for which you do not give your broker instructions, the shares will be treated as broker non-votes.

We currently anticipate that the proposal presented for approval will be deemed a “routine” matter by NYSE.

J.	Revocability of Proxy

If you are a shareholder of record, you may revoke your proxy and change your vote at any time before the respective vote at the Special General Meeting. You may vote again on a later date via the Internet or by telephone (only your latest Internet or telephone proxy submitted prior to the Special General Meeting will be counted), by signing and returning a new proxy card with a later date, or by attending the Special General Meeting and voting in person. Your attendance at the Special General Meeting will not automatically revoke your prior proxy unless you vote again at the Special General Meeting or specifically request in writing that your prior proxy be revoked. You may also request that your prior proxy be revoked by following the steps on item C. Representation above.

If you hold your shares in street name, you will need to follow the voting instructions provided by your broker, bank or other nominee regarding how to revoke or change your vote.

K.	Cost of Proxy Preparation and Solicitation

We pay the cost of proxy preparation and solicitation, including the reasonable charges and expenses of brokers, banks or other nominees for forwarding proxy materials to street name holders.

We are soliciting proxies primarily by mail. In addition, our directors, officers and regular employees may solicit proxies by telephone, facsimile, mail, other means of communication or personally. These individuals will receive no additional compensation for such services.

We will ask brokers, banks, and other nominees to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. We will reimburse them for their reasonable charges and expenses.

Questions:

Please contact Altamira Therapeutics at the address below:

Altamira Therapeutics Ltd.

Attn. Investor Relations

Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda

hear@altamiratherapeutics.com